April 9, 2020

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110

       Re:     HC2 Holdings, Inc.
               Schedule 13D Amendment No. 2 filed by Percy Rockdale LLC, MG Capital
                   Management Ltd. et al.
               Filed April 6, 2020
               File No. 005-47735

Dear Mr. Davis:

       We have reviewed the filing above and have the following comment.

1. We note that notwithstanding that Percy Rockdale and its affiliates filed its preliminary consent statement on March 13, 2020, Percy Rockdale and its affiliates did not disclose this development in an amended Schedule 13D amendment until April 6, 2020. Please advise why the timing of such filing is consistent with Percy Rockdale's obligations under Exchange Act Rule 13d-2(a) to promptly file a material change in the facts set forth in the initial Schedule 13D filed on January 27, 2020 as amended by Amendment
       No.1 to the Schedule 13D filed on February 18, 2020. We note that neither the initial
       Schedule 13D nor the first amendment made any reference to a consent solicitation.

                                             *    *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions